Exhibit 99.1

Newegg Announces Second Quarter 2026 Results

DIAMOND BAR, Calif., August 27, 2026 – Newegg Commerce, Inc. (NASDAQ: NEGG), a leading global technology e-commerce retailer, today announced results for the three months ended June 30, 2026.

Newegg Chief Executive Officer Anthony Chow announced, “Our second quarter continued to play out against a challenging macroeconomic environment, with significant memory and flash supply constraints and industry-wide pricing pressure that we flagged last quarter continuing to weigh on top-line performance. Even in this environment, our early procurement of constrained categories continued to pay off this quarter. We maintained availability, captured bundling opportunities across our core PC categories, and saw continued strength in AI-related products. The quarter was also a milestone period for our brand and community initiatives as we celebrate Newegg’s 25th anniversary, highlighted by our largest-ever presence at COMPUTEX 2026, the debut of Newegg Simulator Builder, and our 12th annual FantasTech Sale, which grew 11% year-over-year.

“We also advanced our AI strategy this quarter, launching a new conversational AI shopping experience on Newegg.com that helps customers reason through specs, trade-offs, and budget in real time. Combined with our continued use of AI to drive internal productivity and efficiency, we are making progress on both fronts of our AI roadmap. As we move through the back half of 2026, we remain focused on navigating near-term supply dynamics while continuing to build share in our core categories, expanding our reach across additional customer channels, and delivering long-term value to our customers, partners, and shareholders.”

Newegg Interim Chief Financial Officer Christina Ching commented, “Persistent inflation in the second quarter kept consumers cautious with discretionary technology spending. Coupled with higher prices and limited availability amid the industry-wide memory and storage shortage, consumers pulled back on purchase volume. However, demand from our business and wholesale customers strengthened during the quarter, partially offsetting softer consumer volume and underscoring the resilience of our diversified channel mix. As a result, Q2 2026 GMV slightly declined 3.9% year-over-year to $403.2 million — a reflection of market conditions rather than customer engagement, as our active customer base and repeat purchase rate held steady. Against this backdrop, our priority was protecting margins and profitability. Despite the top-line headwinds, our disciplined pricing, inventory management, and continued cost control drove Q2 2026 net income to $2.2 million, up from a net loss of $1.7 million a year ago. With this positive momentum, we intend to renew and expand our existing credit agreements, which have been extended for a period of ninety days from August 27, 2026 through November 25, 2026, to facilitate the renewal process. Supported by our available credit capacity and a strong balance sheet, we have the flexibility to navigate ongoing supply constraints. As we move through the second half, we remain focused on defending margins, deepening customer engagement, and delivering long-term value.”

Second Quarter 2026 Financial Highlights

●	Net sales decreased 8.1% to $320.4 million for the three months ended June 30, 2026, compared to $348.5 million for the three months ended June 30, 2025.

●	GMV decreased 3.9% to $403.2 million for the three months ended June 30, 2026, compared to $419.6 million for the three months ended June 30, 2025.

●	Gross profit decreased 1.0% to $39.7 million for the three months ended June 30, 2026, compared to $40.1 million for the three months ended June 30, 2025.

●	Net income was $2.2 million for the three months ended June 30, 2026, compared to $1.7 million net loss for the three months ended June 30, 2025.

●	Adjusted EBITDA decreased to $3.7 million for the three months ended June 30, 2026, compared to $5.9 million for the three months ended June 30, 2025.

Second Quarter 2026 Operational Metrics

●	Average order value was $401 (excluding gift cards) for the three months ended June 30, 2026, compared to $506 (excluding gift cards) for same period in prior year.

●	Active customers, defined as unique customer IDs with at least one item purchased on Newegg platforms in the past three months, totaled approximately 0.55 million as of June 30, 2026, a slight increase from 0.54 million for the same period in the prior year.

●	Repeat purchase rate, which is the percentage of active customers who made at least two purchases on Newegg platforms during the past three months, was 22.5% as of June 30, 2026, compared to 22.6% for the same period in the prior year.

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in Diamond Bar, Calif., near Los Angeles, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

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Non-GAAP Financial Information

This press release presents certain “non-GAAP” financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of non-GAAP financial measures used in this press release to their nearest comparable GAAP financial measures is included in the schedules attached hereto.

GMV

The Company defines gross merchandise value, or GMV, as the total dollar value of products sold on its websites and third-party marketplace platforms, directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services (“NPS”) in rendering services for its third-party logistics (“3PL”), shipped-by-Newegg (“SBN”), and media ad services, as well as the sales made by its Asia subsidiaries.

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, depreciation and amortization expense, interest income, net, income tax (benefit) provision, gain/loss from warrants liabilities, gain/loss from fixed assets disposal, and gain/loss from sales of investment.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, the working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. Words such as “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and variations of such words or similar expressions are intended to identify such forward-looking statements. In addition, any statements other than statements of historical fact are forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

(In thousands, except par value) (Unaudited)

	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$82,237	$107,798
Restricted cash	852	850
Accounts receivable, net	37,955	62,449
Inventories	187,661	166,262
Income taxes receivable	1	2
Prepaid expenses	10,151	18,337
Other current assets	2,353	4,910
Total current assets	321,210	360,608

Property and equipment, net	44,585	45,008
Deferred tax assets, net	450	442
Operating lease right-of-use assets	45,477	51,963
Other noncurrent assets	10,736	10,886
Total assets	$422,458	$468,907

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$122,611	$160,252
Accrued liabilities	38,493	49,320
Deferred revenue	30,409	27,146
Line of credit	2,208	6,276
Lease liabilities – current	13,703	13,518
Total current liabilities	207,424	256,512

Income taxes payable	2,600	2,533
Lease liabilities – noncurrent	36,559	43,456
Other liabilities	4,720	5,698
Total liabilities	251,303	308,199

Stockholders’ Equity:
Common Stock, $0.43696 par value; unlimited shares authorized; 20,974 and 20,973 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	9,165	9,165
Additional paid-in capital	347,077	346,739
Notes receivable – related party	(15,187)	(15,189)
Accumulated other comprehensive loss	(1,022)	(1,099)
Accumulated deficit	(168,878)	(178,908)
Total stockholders’ equity	171,155	160,708
Total liabilities and stockholders’ equity	$422,458	$468,907

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

(In thousands) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net sales	$320,414	$348,491	$626,652	$695,670
Cost of sales	280,669	308,353	543,180	615,878
Gross profit	39,745	40,138	83,472	79,792
Selling, general, and administrative expenses	38,338	44,164	74,675	87,329
Income (loss) from operations	1,407	(4,026)	8,797	(7,537)
Interest income	407	519	809	1,058
Interest expense	(368)	(280)	(936)	(466)
Other income, net	869	2,611	2,081	3,338
Income (loss) before provision for income taxes	2,315	(1,176)	10,751	(3,607)
Provision for income taxes	90	522	721	574
Net income (loss)	$2,225	$(1,698)	$10,030	$(4,181)

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

(In thousands) (Unaudited)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$10,030	$(4,181)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,632	4,425
Allowance for expected credit losses	40	20
Allowance for related party receivables	2	2
Provision for obsolete and excess inventory	2,424	1,359
Stock-based compensation	387	11,630
Loss (Gain) on disposal of property and equipment	20	(643)
Deferred income taxes	(7)	—
Changes in operating assets and liabilities:
Accounts receivable	24,426	35,377
Inventories	(24,232)	(55,168)
Prepaid expenses	8,176	2,807
Other assets	9,140	6,533
Accounts payable	(37,465)	(30,604)
Accrued liabilities and other liabilities	(18,388)	(18,027)
Deferred revenue	3,336	(3,482)
Net cash used in operating activities	(19,479)	(49,952)
Cash flows from investing activities:
Payments to acquire property and equipment	(1,758)	(1,248)
Proceeds on disposal of property and equipment	—	2,723
Net cash provided by (used in) investing activities	(1,758)	1,475
Cash flows from financing activities:
Borrowings under line of credit	10,000	10,000
Repayments under line of credit	(14,073)	(1,751)
Payments for employee taxes related to stock compensation	(49)	(89)
Net cash provided by (used in) financing activities	(4,122)	8,160
Foreign currency effect on cash, cash equivalents and restricted cash	(200)	481
Net decrease in cash, cash equivalents and restricted cash	(25,559)	(39,836)
Cash, cash equivalents and restricted cash:
Beginning of period	108,648	99,742
End of period	$83,089	$59,906

Schedule 1

Reconciliation of Net Sales to GMV

(In millions) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net Sales	$320.4	$348.5	$626.7	$695.7
Adjustments:
GMV - Marketplace	80.6	82.4	163.6	173.0
Marketplace Commission	(6.7)	(6.7)	(13.6)	(14.3)
Deferred Revenue	6.7	(2.7)	4.1	(4.6)
Other	2.2	(1.9)	(0.1)	(0.7)
GMV	$403.2	$419.6	$780.7	$849.1

Schedule 2

Reconciliation of Net Income (Loss) to Adjusted EBITDA

(In millions) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net income (loss)	$2.2	$(1.7)	$10.0	$(4.2)
Adjustments:
Stock-based compensation expenses	0.3	5.7	0.4	11.6
Interest expense (income), net	—	(0.1)	0.2	(0.6)
Income tax provision	0.1	0.5	0.7	0.6
Depreciation and amortization	1.2	2.0	2.6	4.4
Gain from fixed assets disposal	—	(0.6)	—	(0.6)
Loss (gain) from change in fair value of warrants liabilities	(0.1)	0.1	(0.2)	0.1
Adjusted EBITDA	$3.7	$5.9	$13.7	$11.3